EX-35.6
WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.


OFFICER'S CERTIFICATE
ANNUAL STATEMENT OF COMPLIANCE


I, Barbara Campbell, an authorized officer of Washington Mutual Mortgage Securities Corp. (the "Master Servicer"), do hereby certify to Banc of America Funding, (the "Depositor"), Wells Fargo Bank, N.A., (the "Master Servicer" and "Securities Administrator") and U.S. Bank National Association (the "Trustee") relating to BAFC Mortgage Pass-Through Certificates Series 2007-3 for the 2007 fiscal year (the "Relevant Year"):

1. A review of the activities of the Servicer during the Relevant Year and of performance under the Servicing Agreement has been made under my supervision.

2. To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Servicing Agreement in all material respects throughout the Relevant Year.

Dated as of February 29, 2008

/s/ Barbara Campbell
Name: Barbara Campbell
Title: First Vice President